LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

October 4, 2019

VIA EDGAR

Mr. DeCarlo McLaren

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Mr. McLaren:

Reference is made to Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 31, 2019 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Tuesday, September 17, 2019 with Pamela P. Chen and Amanda S. Ryan of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Durable Growth Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

We plan to file a post-effective amendment to the Registration Statement with the Commission on October 11, 2019 pursuant to Rule 485(b)(1)(iii) for the purpose of delaying the effectiveness of the Fund’s Registration Statement. A later Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund.

Part A – General

1.                  Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

1        Accession No. 0000930413-19-002189.

Mr. DeCarlo McLaren

October 4, 2019

2.                  Please fill in all blanks and remove all brackets from the next filing with the Commission.

Response: All blanks have been filled in and all brackets have been removed from the Amendment.

3.                  We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Part B – Prospectus

4.       In the first paragraph under “Principal Investment Strategies” in the Fund Summary, please (i) elaborate on what constitutes a “durable franchise,” and (ii) explain supplementally what “franchise” means in the context of this Fund.

Response: The following sentence has been added to the first paragraph under “Principal Investment Strategies” in the Fund Summary and to the fourth paragraph in the section “More Information about the Fund – Principal Investment Strategies”: “A durable franchise is a company whose competitive advantages Lord Abbett believes should persist over time. These companies exhibit many of the following characteristics: a strong brand name, dominant market share, high barriers to entry, scale advantages, recurring revenues, strong free cash flow, patent protection/intellectual property, pricing power, and competent management.” In the context of the Fund, “franchise” is used as a synonym for “company.”

5.       In the “Management – Portfolio Manager” section of the Fund Summary, please consider adding the month of the year in which the portfolio manager began managing the Fund.

Response: We respectfully acknowledge the Staff’s comment; however, we do not believe that including the month of the year in which the portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

* * * * *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC